Delisting Determination,The Nasdaq Stock Market, LLC,
July 5, 2016, FreeSeas Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the common stock of FreeSeas Inc.
(the Company), effective at the opening of the trading session on July 15, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules 5550(a)(2) and 5100.
The Company was notified of the Staffs determination on March 2, 2016. The Company appealed the determination to a Hearing Panel.Upon review of the information provided by the Company, the Panel issued a decision dated
April 21, 2016, denying the Company continued listing and notified the Company that trading in the Companys securities would be suspended on April 25, 2016.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on June 6, 2016.